Exhibit 16 Letter from Trevisan Auditores Independentes dated November 19, 2004

Rio de Janeiro, November 19, 2004
TAI-R 542

To the Board of Directors and Shareholders
BRAZIL FAST FOOD CORP.
Rua Voluntários da Pátria 89, 4º andar
Botafogo
Rio de Janeiro RJ

We are pleased to inform that we have signed a new and important international agreement with BDO in the areas of consulting and auditing.

BDO is a corporation that has become one of the five most important auditing firms in the world, operating in over 105 countries, with each associated company members operating independently while overall technical and ethical issues are overseen by a committee located in Brussels.

As a result of the new partnership, Trevisan assumed BDO’s structure in Brazil and with it gained 80 new multinational clients. The new partnership strengthened Trevisan strategic position of offering its clients, enviable conditions in sorting out and resolving international activities. Due to the new association, we rescinded our agreement with Grant Thornton, which was in effect for the lasts eleven years.

With the advent of the BDO association it is our strong desire of continuing rendering independent audit services to Brazil Fast Food Corp. (BFFC). Thus, BFFC’s administration will have to formulate a statement to the Securities Exchange Commission (SEC) regarding the change of the auditing firm due to the aforementioned international association.

Please be informed that we are in the process of auditing the financial statements of BFFC for the year ending December 31, 2004. In the course of our auditing work, we have already concluded several steps including the planning of the work, the stores physical inventories and the reviewing of the quarterly accounting information (10-Q) required by SEC for March, June and September 2004 without the issuance of reports. To give continuity to our auditing work, we are maintaining the same group of professionals that were assigned to this important project since 2001 as listed below:

Audit Partner	José Luiz Gurgel
Audit Manager	Leonardo Tavares
Audit Senior	Daniela Queiroz
Tax Partner	Lúcio Abrahão
Tax Manager	Wagner Bastos
IT Supervisor	Rejane Satler

As in prior years, we will receive in due course technical support that, in this case, will be forthcoming from our BDO office in the United States.

Should you require any additional information please do not hesitate to let us know.

Best Regards

JOSÉ LUIZ GURGEL
Audit Partner
TREVISAN AUDITORES
INDEPENDENTES